FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

On December 21, 2017, Denbury Resources Inc. issued a press release announcing that it has extended the early participation time of its previously announced private offers (the "Exchange Offers") to qualified institutional buyers or non-U.S. persons who hold its outstanding $6\frac{3}{8}\%$ Senior Subordinated Notes due 2021, $5\frac{1}{2}\%$ Senior Subordinated Notes due 2022, and $4\frac{5}{8}\%$ Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange their Old Notes for up to approximately $182 million of new $9\frac{1}{4}\%$ Senior Secured Second Lien Notes due March 31, 2022 and up to approximately $147 million of new 5% Convertible Senior Notes due December 15, 2023. The Exchange Offers are being made upon the terms and subject to the conditions set forth in a confidential offering memorandum and related letter of transmittal, each dated December 7, 2017. A copy of the press release is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated December 21, 2017.

*   Included herewith.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: December 21, 2017	By:	/s/ Mark C. Allen
		Mark C. Allen
		Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated December 21, 2017.

DENBURY ANNOUNCES EXTENSION OF EARLY PARTICIPATION TIME TO JANUARY 5, 2018 IN ITS PREVIOUSLY ANNOUNCED NOTES EXCHANGE OFFERS

PLANO, TX – December 21, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or "the Company") today announced it has extended the Early Participation Time of its previously announced private offers (the "Exchange Offers") to eligible holders of its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange their Old Notes for up to approximately $182 million of new 9¼ % Senior Secured Second Lien Notes due March 31, 2022 and up to approximately $147 million of new 5% Convertible Senior Notes due December 15, 2023 (collectively, the "New Notes"). The Exchange Offers are being made upon the terms and subject to the conditions set forth in a confidential offering memorandum and related letter of transmittal, each dated December 7, 2017.

The "Early Participation Time" has been extended to 11:59 p.m., New York City time, on January 5, 2018, which is also when the Exchange Offers will expire. The settlement date for the Exchange Offers is currently expected to occur on January 9, 2018. Eligible holders whose Old Notes are validly tendered prior to the Early Participation Time, as extended, will receive the "Total Exchange Consideration" described in the offering memorandum for their Old Notes which are accepted for exchange. The withdrawal deadline has not been extended. Accordingly, tendered Old Notes may no longer be withdrawn. All other applicable terms and conditions of the Exchange Offers remain in effect.

Subject to the terms and conditions of the Exchange Offers, and subject to any required proration, upon closing of the Exchange Offers, the Company will accept all tenders of Old Notes made prior to 5:00 p.m., New York City time, on December 20, 2017.

The New Notes have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and the New Notes will be issued pursuant to an exemption therefrom, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. Person, absent registration or an applicable exemption from registration requirements.

The Exchange Offers are extended only to "Eligible Holders" of Old Notes who complete and return an eligibility form confirming that they are either a "qualified institutional buyer" under Rule 144A or not a "U.S. person" under Regulation S as defined under applicable securities laws. The complete terms and conditions of the Exchange Offers, as well as the terms of the New Notes, are described in the offering memorandum and letter of transmittal for the Exchange Offers.

In order to receive a copy of the offering memorandum for the Exchange Offers, eligible holders must complete and submit an eligibility form. The eligibility form may be obtained by visiting https://web1.debtdomain.com/public/denbury/ or by contacting Ipreo LLC, the exchange agent and information agent in connection with the Exchange Offers, by calling (888) 593-9546 (toll free) or (212) 849-3880 (banks and brokers) or by emailing exchangeoffer@ipreo.com.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is being issued pursuant to Rule 135c under the Securities Act.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information. There is no assurance that these assumptions will prove to be correct. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

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DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383